# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WideOpenWest, Inc., CIK 0001701051
CUSIP: 96758W101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7887 EAST BELLEVIEW AVENUE, SUITE 1000, ENGLEWOOD, Colorado (CO), 80111
Date of event which requires filing of this statement: 08/11/2025
Amends the filing with accession number 0000950103-24-006282
Filed by CIK 0001703027
Persons authorized to receive notices and communications: Poojitha Mantha, Crestview Partners, 590 Madison Avenue, 42nd Floor, New York, New York (NY), 10022, (212) 906-0788; Michael Davis, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 450-4184

## Reporting persons
- Crestview Partners III GP, L.P. (CIK 0001703027): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 31,843,988; sole dispositive power 0; shared dispositive power 31,843,988; aggregate amount beneficially owned 31,843,988 (37.255% of the class)
- Crestview W1 Holdings, L.P. (CIK 0001703151): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 25,142,311; sole dispositive power 0; shared dispositive power 25,142,311; aggregate amount beneficially owned 25,142,311 (29.414% of the class)
- Crestview W1 TE Holdings, LLC (CIK 0001703176): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,245,968; sole dispositive power 0; shared dispositive power 1,245,968; aggregate amount beneficially owned 1,245,968 (1.4577% of the class)
- Crestview W1 Co-Investors, LLC (CIK 0001703177): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,849,639; sole dispositive power 0; shared dispositive power 4,849,639; aggregate amount beneficially owned 4,849,639 (5.6737% of the class)
- Crestview Advisors, L.L.C. (CIK 0001559054): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 525,838; sole dispositive power 0; shared dispositive power 525,838; aggregate amount beneficially owned 525,838 (0.6152% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: WideOpenWest, Inc.
Address of issuer's principal executive offices: 7887 EAST BELLEVIEW AVENUE, SUITE 1000, ENGLEWOOD, Colorado (CO), 80111
Comment:
Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on June 7, 2018, as amended by Amendment 1 thereto filed on August 8, 2018, Amendment 2 thereto filed on March 18, 2019, Amendment 3 thereto filed on April 2, 2019, Amendment 4 thereto filed on October 11, 2019 and Amendment 5 thereto filed on May 2, 2024 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Class A Shares"), of WideOpenWest, Inc., a Delaware corporation (the "Issuer").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment 6 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The descriptions of the Merger Agreement, the Equity Commitment Letter, the Rollover and Support Agreement and the Joint Bidding Agreement (each, as defined below) under Item 4 are incorporated herein by reference in their entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On August 11, 2025, the Issuer entered into an Agreement and Plan of Merger, dated as of August 11, 2025 (the "Merger Agreement"), by and among the Issuer, Bandit Parent, LP ("Parent"), a Delaware limited partnership and Bandit Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and an indirect wholly owned Subsidiary of Parent. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the closing of the transactions contemplated by the Merger Agreement (the "Closing"), Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation").

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the Closing (i) each share of common stock of the Issuer that is issued and outstanding immediately prior to the effective time of the Merger (each, a "Share" and, collectively, the "Shares"), as specified in the Merger Agreement (the "Effective Time"), excluding Excluded Shares and Dissenting Shares (each, as defined in the Merger Agreement), shall be converted automatically into and shall thereafter represent only the right to receive $5.20 per share in cash, without interest (the "Merger Consideration"); (ii) each Share that is directly owned by the Issuer as treasury stock or otherwise, or by Parent or Merger Sub immediately prior to the Effective Time, including any Shares contributed to Parent by the Rolling Stockholders (as defined below) (the "Rollover Shares") in accordance with the Support and Rollover Agreement (as defined below) (together, the "Cancelled Shares") shall be cancelled and shall cease to exist, and no consideration will be delivered in exchange therefor; (iii) each Share that is owned by any direct or indirect wholly owned subsidiary of the Issuer immediately prior to the Effective Time shall automatically be converted into such number of shares of common stock of the Surviving Corporation such that each such subsidiary shall own the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such subsidiary owned in the Issuer immediately prior to the Effective Time (each such Share, together with the Cancelled Shares, the "Excluded Shares"); (iv) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; and (v) the holders of the Rollover Shares shall not be entitled to receive the Merger Consideration in respect of the Rollover Shares, and all Rollover Shares will be treated in accordance with clause (ii). Any Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Shares who are entitled to demand appraisal and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the General Corporation Law of the State of Delaware (the "DGCL") with respect to any such Shares held by any such holder and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(a)(i) of the Merger Agreement, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 of the DGCL. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 99.4 and is incorporated herein by reference.

If the Merger is consummated, the Shares will be delisted from the New York Stock Exchange, the Issuer's obligations to file periodic reports under the Exchange Act will be terminated and the Issuer will be privately held by the Reporting Persons and DigitalBridge Investments, LLC ("DigitalBridge" and, together with the Reporting Persons, the "Consortium").

The transactions contemplated by the Merger Agreement (the "Transactions") will be funded through (i) cash contributions contemplated by the Equity Commitment Letter, dated as of August 11, 2025 (the "Equity Commitment Letter"), by and between Parent and DigitalBridge Partners III, LP; and (ii) the rollover equity contribution from Crestview W1 TE Holdings, LLC, Crestview W1 Holdings, L.P., Crestview W1 Co-Investors, LLC, Crestview Advisors, L.L.C. (collectively, the "Crestview Rolling Stockholders") and the "Individual Rolling Stockholders" party thereto (together with the Crestview Rolling Stockholders, the "Rolling Stockholders") into Parent, as contemplated by the Voting, Support and Rollover Agreement, dated as of August 11, 2025, by and among the Issuer, Parent, the Rolling Stockholders and Crestview Partners III GP, L.P. (the "Support and Rollover Agreement").

Under the terms and subject to the conditions of the Equity Commitment Letter, at the Closing, DigitalBridge Partners III, LP is required to provide, or cause to be provided, equity financing to Parent in an aggregate amount of $290,000,000. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is attached as Exhibit 99.5, and which is incorporated herein by reference.

Under the terms and subject to the conditions of the Support and Rollover Agreement, the Rolling Stockholders have agreed with Parent, among other things, that they will vote all common shares owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions (and against any alternative transaction). In addition, each Rolling Stockholder agreed that (x) the Shares held by it will be contributed to Parent immediately prior to the Effective Time and (y) in consideration for such contribution, Parent will issue to each Rolling Stockholder a number of units in Parent that have a value equal to the value of the contributed Shares. The information in this paragraph is qualified in its entirety by reference to the Rollover and Support Agreement, a copy of which is attached as Exhibit 99.6, and which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each member of the Consortium (or its applicable affiliate) entered into an Amended and Restated Joint Bidding and Cost Sharing Agreement (the "Joint Bidding Agreement") with Parent, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Consortium with respect to the Transactions. The information disclosed in this paragraph is qualified in its entirety by reference to the Joint Bidding Agreement, a copy of which is attached as Exhibit 99.7, and which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated in its entirety as follows:

See item 9 on the Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 31,843,988 Common Shares, or approximately 37.255% of the 85,475,938 outstanding Common Shares of the Issuer as of May 1, 2025 as described in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 5, 2025.

Crestview Partners GP controls, indirectly through its affiliates, (i) the general partner of Crestview W1 and (ii) the managing member of each of Crestview W1 TE and Crestview W1 Co-Invest. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Crestview Partners GP may be deemed to have beneficial ownership over the Common Shares of the Issuer beneficially owned by Crestview W1, Crestview W1 TE, Crestview W1 Co-Invest and Crestview Advisors, L.L.C. Crestview Partners GP exercises voting and dispositive power over the Common Shares of the Issuer held by Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest, which decisions are made by the investment committee of Crestview Partners GP.

Brian P. Cassidy, Daniel G. Kilpatrick and Barry S. Volpert are each members of the Issuer's board of directors (each, a "Crestview Director"). Messrs. Cassidy and Kilpatrick each hold the title of Partner at Crestview, L.L.C. (which is the general partner of Crestview Partners III GP) and the title of Partner at Crestview Advisors, L.L.C. Mr. Volpert holds the title of CEO of Crestview, L.L.C. and Crestview Advisors, L.L.C.

Messrs. Cassidy, Kilpatrick and Volpert each hold 26,744 underlying awards of restricted stock units ("RSUs") previously granted under the Issuer's 2017 Omnibus Incentive Plan. Messrs. Cassidy, Kilpatrick and Volpert have each assigned all rights, title and interest in the RSUs to Crestview Advisors, L.L.C.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The information disclosed under Item 4 is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 99.4 Agreement and Plan of Merger, by and among Bandit Parent, LP, Bandit Merger Sub, Inc. and WideOpenWest, Inc, dated as of August 11, 2025 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 13, 2025).

Exhibit 99.5 Equity Commitment Letter, by and between DigitalBridge Partners III, LP and Bandit Parent, LP, dated as of August 11, 2025.

Exhibit 99.6 Voting, Support and Rollover Agreement, by and among WideOpenWest, Inc., Bandit Parent, LP, the Rolling Stockholders party thereto and Crestview Partners III GP, L.P., dated as of August 11, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 13, 2025).

Exhibit 99.7 Amended and Restated Joint Bidding Agreement, by and among DigitalBridge Investments, LLC, DB Bandit Holdings, LP, Crestview W1 Holdings, L.P., Crestview W1 TE Holdings, LLC, Crestview W1 Co-Investors, LLC, Crestview Advisors, L.L.C., Crestview Partners III GP, L.P., Bandit Parent, LP and, solely for purposes of Section 21, DigitalBridge Partners III, LP, dated as of August 11, 2025.

## Signatures
- Crestview Partners III GP, L.P.: /s/ Poojitha Mantha, By: Crestview, L.L.C., its general partner, By: Poojitha Mantha/Chief Compliance Officer (08/13/2025)
- Crestview W1 Holdings, L.P.: /s/ Poojitha Mantha, By: Crestview W1 GP, LLC, its general partner, By: Poojitha Mantha/Chief Compliance Officer (08/13/2025)
- Crestview W1 TE Holdings, LLC: /s/ Poojitha Mantha, Poojitha Mantha/Chief Compliance Officer (08/13/2025)
- Crestview W1 Co-Investors, LLC: /s/ Poojitha Mantha, Poojitha Mantha/Chief Compliance Officer (08/13/2025)
- Crestview Advisors, L.L.C.: /s/ Poojitha Mantha, Poojitha Mantha/Chief Compliance Officer (08/13/2025)